Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended January 31,					6 months ended July 31,
	2000	2001	2002	2003	2004	2004
	(in thousands, except ratios)
Pre-tax income (loss) before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees	$188,845	$245,700	$58,343	$(123,839)	$8,580	$30,665

Fixed charges:

Portion of rent representative of interest factor	7,500	9,435	12,154	12,011	10,539	5,313
Amortization of debt issuance costs	1,271	1,489	2,771	1,760	1,655	908
Interest expense	19,423	18,031	18,344	11,552	6,980	1,882

Total fixed charges	28,194	28,955	33,269	25,323	19,174	8,103

Earnings before fixed charges	$217,039	$274,655	$91,612	$(98,516)	$27,754	$38,768

Ratio of earnings to fixed charges	7.7	9.5	2.8	N/A	1.4	4.8

Earnings deficiency to cover fixed charges				$123,839